
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

February 9, 2018

Gerald Barber
Chief Executive Officer
GlobalTech Holdings, Inc.
116 Lakewood Drive
Thomasville, GA 31792

> **Re: GlobalTech Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 19, 2018**
> **File No. 024-10755**

Dear Mr. Barber:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement Part I-Notification

Issuer Information

1.   You disclose that you are a Nevada corporation incorporated in 1995 in Item I of Part I of your offering statement, but your amended articles of incorporation and offering circular indicate that you changed your domicile to Wyoming in 2016. Please revise this section to reflect your 2016 change in domicile to a Wyoming corporation.

Part II- Offering Circular

Executive Compensation, page 54

2.   Please update your executive compensation table for the fiscal year ended December 31, 2017, your most recently completed fiscal year. We note that your executive compensation table still references it is dated as of September 30, 2017. Further, please

clarify why the 2017 cash compensation amounts for Messrs. Hunter, Barber, and Bosko were reduced in aggregate by $430,000 from the prior amendment.

Principal Stockholders, page 58

3.   Please update your beneficial ownership table for the most recent date practicable. We note your beneficial ownership table references it is dated through September 30, 2017 and does not appear to cover subsequent issuances of shares, such as your recent stock issuance to Mr. Robert Thomas III in January 2018.

Part III - Exhibits

4.   Your legal opinion filed as Exhibit 12 indicates it is "strictly limited to matters of Colorado corporation law" and does not express an opinion on the law of any state other than Colorado despite your status as a Wyoming corporation. Further, the legal opinion does not reference the resale portion of your offering and still references 20,000,000 shares being offered directly by GlobalTech Holdings, Inc. Please submit a revised legal opinion to address these issues.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information
                                                Technologies and Services

cc: John E. Lux, Esq.